May 31, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Jamie G. John,
Staff Accountant

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2011
Filed March 18, 2011
File No. 000-14338

Dear Ms. John:

This letter is to confirm our telephone communications that Autodesk will respond to the Staff’s May 26, 2011 comment letter, received on May 26, 2011, by June 17, 2011.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

AUTODESK, INC.

/s/ SCOTT MORGAN
Scott Morgan
Director, Securities and M&A Counsel